Exhibit 99.2

JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873 WIPRO LIMITED TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING EQUITY SHARES OF WIPRO LIMITED Please refer to the reverse side of this card for the Resolutions to be voted. FOLD AND DETACH HERE ORDINARY BUSINESS FOR AGAINST Res. 1 Res. 2 Res. 3 Res. 4 Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. Address change Mark box, sign and indicate changes/comments below: PLEASE NOTE: Marking this box voids any other instructions indicated hereon. Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2022, together with the Reports of the Board of Directors and Auditors thereon. 2. To confirm the interim dividend of ₹ 1/- per equity share declared by the Board on January 12, 2022, and ₹ 5/- per equity share declared by the Board on March 25, 2022, as the final dividend for the financial year 2021-22. 3. To consider appointment of a Director in place of Mr. Azim H. Premji (DIN: 00234280) who retires by rotation and being eligible, offers himself for re-appointment. 4. To consider and approve re-appointment of Deloitte Haskins & Sells LLP, Chartered Accountants, as statutory auditors of the Company and to fix their remuneration. Wipro Limited JPMorgan Chase Bank, N.A., Depositary PO Box 64506, Saint Paul MN 55164-0506 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Seventy Sixth Annual General Meeting of Wipro Limited (the “Company”) will be held through video conferencing on Tuesday, July 19, 2022, at 9:00 a.m. (IST), for the purposes set forth on this card.    If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your ADRs FOR or AGAINST the Resolutions proposed, or any of them, as the case may be, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., July 13, 2022. Only the registered holders of record at the close of business on June 24, 2022, will be entitled to execute the attached Voting Instruction Card.    The signatory, a registered holder of ADRs representing Equity Shares of Wipro Limited, of record June 24, 2022, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote the underlying Equity Shares of the Company represented by such ADRs, on the Resolutions at the Annual General Meeting of the Company, or at any adjournment thereof.    These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, the underlying Equity Shares represented by such ADRs will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such ADRs will not be voted by the Depositary.    Please visit the Company’s website, https://www.wipro.com/investors/annual-reports/ to view and download the notice of meeting which also contains an explanatory statement with respect to the Resolutions that are up for voting at the Annual General Meeting.    NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., July 13, 2022. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.